                  SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 10SB

             General Form for Registration of Securities of Small
                                Business Issuers

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             Belair Enterprises, Inc.
            (Exact name of Small Business Issuer in its charter)



                NEVADA                                   98-0194067
      (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization                Identification No.)

16th Floor, 25A, Fontana Gardens, Tai Hang Road
Causeway Bay, Hong Kong
(Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code: 852-9156-8865



Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, the Company's growth strategies, and
anticipated trends in the Company's business and demographics.   These
forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond the Company's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

A. The Company was incorporated on May 11, 1998, in the State of Nevada The Company was formed to serve as a holding company for one or more operating subsidiaries to start-up and/or conduct business of consultation, acquisition and joint venture programs with corporate entities doing business nationally and internationally, throughout the world.

The Company currently has two wholly owned subsidiary, Bickmore
Holdings, Inc., a Commonwealth of the Bahamas company and Tampa Bay Investments Limited, a British Virgin Island company.

Tampa Bay Investments Limited ("Tampa")
Tampa was incorporated in British Virgin Island in May 1999.   In
August 1999, Tampa entered into a letter of intent to acquire a 49% interest for $11,500,000 with an option to acquire a further 2% interest for no more than $1,500,000 in Guangzhou South China Telecommunications Investment Corporation, a China telecommunications
company.   The letter of intent does not have a specific closing date
as a number of conditions must first be completed.   On June 28, 1999,
the Company issued 250,000 restricted common shares at $2.00 per share
as earnest money under the letter of intent.   These shares are
currently held in safe keeping by the Company's attorneys. The Company also advanced $315,000 on October 4, 1999 as partial payment on the
acquisition.   If the acquisition is not completed, the $315,000 is
fully refundable.   Tampa and the Company intend to finance the
acquisition through the issuance of convertible debentures or issuance
of common shares in the Company.   The Company may be required to loan
the China telecommunication company $3,000,000 at terms to be determine.

Bickmore Holdings, Inc. ("Bickmore")
Bickmore is in the business of investing in the telecommunications industry, particularly with regard to wireless technology and related products and/or services, in the People's Republic of China ("PRC").

Bickmore is a company incorporated under the Laws of the Bahamas on 13th February 1998. Bickmore maintains offices in Hong Kong. The Hong Kong office manages all Asian investments. The Hong Kong office address is 16th Floor, Flat 25A, Fontana Gardens, Causeway Bay, Hong Kong.

Through joint ventures with Chinese partners, Bickmore plans on investing in the manufacturing and development of telecommunications equipment in the PRC.

Bickmore's management has identified the PRC as having a significant untapped requirement for telecommunications equipment and infrastructure. As the country's economy continues to grow and as foreign investment becomes increasingly important, so does its telecommunications infrastructure. Bickmore's management sees the strong economy in PRC and government commitment to expanding telecommunications infrastructure as creating an opportunity to capitalize on the huge market potential for wireless telecommunications.

Bickmore will concentrate its efforts in Guangdong Province located in southern PRC and which borders on Hong Kong. Its major city, Shenzhen, has been designated an economic development zone. As such, this region has seen incredible economic activity and foreign investment since its designation in 1980. The population has grown 80-fold in just 18 years. Business activity in the region has prompted a huge need and demand for all forms of telecommunications.

Bickmore's proposed acquisition: Zhanjiang Casonic Electronic Co. Ltd.
("Casonic")

Bickmore is in the final stages of completion of the acquisition of Casonic. The companies have signed acquisition contracts on June
22,1999.

Bickmore intends to acquire 60% of the company for a total price of US$4.7 million. The acquisition will be made through a sino joint venture between Bickmore, Zhanjiang Ministry of Post and Telecommunications and Kartek Holdings Ltd. The acquisition price is at a price / earnings ratio of four.

Bickmore will pay US$2.3 million in cash with the balance being financed by the cash flow of Casonic through the collection of accounts receivables outstanding. The US$2.3 million will be raised through equity or debt financing.

Casonic is located in Zhanjiang, Guangdong China. The company has been in operations since 1995 and has approximately 1,000 employees. Casonic has produced over 10 million phones over the last 15 years all for the domestic Chinese market. This equates to 10% of the overall phones produced in China by domestic manufacturers over the last 15 years. Casonic is a brand name that is recognized in many parts of China.

Casonic is a vertically integrated company. The production facilities include plastics molding, printing and assembly departments. All facilities are located on its own premises with over 200,000 feet of production space. Casonic is capable of producing up to three million telephone sets per year.


Market Value of Zhanjiang Casonic

Nelson Wheeler RSM , an international Certified Public Accounting firm in Hong Kong, prepared a due diligence report dated October 31,1998. After adjustments for differences in Chinese and US GAAP accounting practises and various other adjustments, the unaudited net asset value of the company was US$800,000.

C.Y. Leung & Company Limited, International Surveyors, Real Estate Agents, Valuers & Auctioneers, prepared a valuation report on the market value of the real estate properties held by Casonic. Based on the report dated January 1999, Casonic holds real estate properties worth US$3.75 million.

Richards Butler, a Hong Kong based international law firm, has given the opinion that the acquisition of Casonic is legal under the current PRC laws. Richards Butler was also responsible for the drafting of the acquisition contracts.

The Product

The Company through Casonic intends to further the development of new technology in the production of hi technology telephone handsets such as DECT telephones. The Company will enter into strategic relationships with technology holders to import new products into the PRC.

Bickmore will invest in new equipment so that the hi technology phones can be produced at the factory in Zhanjiang.

The Competition

The telephone market in the PRC is very competitive as there are many manufacturers of telephone products. Pricing of the products are still relatively high as compared to exports of the telephone products.

Bickmore's proposed acquisition: Kingtone Cable Enterprises Ltd. -
"Kingtone"

Bickmore is in final stages to acquire Kingtone. Acquisition contracts were signed on June 22,1999 with amendments to the acquisition price on November 2,1999.

Bickmore intends to acquire 60% of the company for a total price of US$2.5 million. The acquisition will be made through a sino joint venture between Bickmore, Zhanjiang Ministry of Post and Telecommunications and Kartek Holdings Ltd.

Bickmore will pay US$1.25 million in cash with the balance being financed by the cash flow of Kingtone through the collection of accounts receivables outstanding. The US$1.25 million will be raised through equity of debt financing.

Kingtone was established in 1995 to produce telephone communications cables. The main product is the copper coax telephone cables and is available in many different gauges. All cable products are sold to the various telephone ministries around the PRC. Kingtone has 318,000 feet of production space all housed on one site.

Market Value of Kingtone

Nelson Wheeler RSM , an international Certified Public Accounting firm in Hong Kong, prepared a due diligence report dated October 31,1998. After adjustments for differences in Chinese and US GAAP accounting practises and various other adjustments, the unaudited net asset value of the company was US$2.8 million.

C.Y. Leung & Company Limited, International Surveyors, Real Estate Agents, Valuers & Auctioneers, prepared a valuation report on the market value of the real estate properties held by Casonic. Based on the report dated January 1999, Kingtone holds real estate properties worth US$4.64 million.

Richards Butler, a Hong Kong based international law firm, has given the opinion that the acquisition of Kingtone is legal under the current PRC laws. Richards Butler was also responsible for the drafting of the acquisition contracts.

The Product

Bickmore intends to develop the fiber optics cable and preform manufacturing in the PRC. Through a joint venture with a US based technology company, Bickmore intends to set up a fiber optics preform and cable manufacturing facility in Zhanjiang.

The fiber optics market in the PRC is growing exponentially over the next ten years. According to experts from the Ministry of Information Industry of China, the demand for optical fiber and cable will continue to grow in the next ten years. It is expected that by the year 2000 the annual demand for optical fiber will reach 6 million kilometers and the demand for cable will exceed 300,000km.

In 1998, the total market for fiber optic communication systems and equipment in China exceeded US$1 billion and it will grow to US$2 billion by the year 2010 according to the Director General of the Telecom R&D Centre at Beijing University of Post and Telecommunications.The fiber optics core and cable factory have an estimated cost of between US$20 million and US$35 million including plant and equipment.

Tampa Bay's proposed Joint Venture: Guangzhou South China
Telecommunications Investment Corporation.

Tampa Bay is in the process of raising funding for the joint venture agreement signed with South China. Tampa Bay intends to set up a sino joint venture with South China with Tampa Bay holding 49% of the company.

Guangzhou South China Telecom Investment Co. is one of the 15 shareholders of China United Telecommunications Corporation Limited, commonly known as "China Unicom". GSCT has a strong foothold in the Chinese telecommunications market and has the expertise to operate and expand further into the telecommunications businesses such as CDMA cellular manufacturing and operation, internet telephony and cable television networks as well as Web television projects.

Combining the efforts of the newly formed joint venture and the Zhanjiang factories that Belair is in the process of acquiring, Belair Enterprises Inc. and Guangzhou South China Telecom Investment Co. is poised to gain market share in the Chinese telecommunications market with their products and services.

A legal due diligence has been completed by Richards Butler in Hong
Kong.

BUSINESS OF THE COMPANY AND ITS WHOLLY OWNED SUBSIDIARIES

Company Goals and Objectives

   - To provide better quality and higher technology telephone products to the people of the PRC.
   - To expand by acquiring new technologies and products and develop them in the PRC
   -   To seek long term partners to develop the PRC market
   -   To diversify into other related telecommunications industries

The Company does not expect to be dependent on any suppliers for any essential raw material, energy or other items. There are no existing supply contracts.

ECONOMIC ACTIVITY IN THE PEOPLE'S REPUBLIC OF CHINA

The People's Republic of China

The People's Republic of China (the "PRC"), is the third largest country in the world with a total land area estimated at 9.572 million square kilometers. The official language is Mandarin.

The population of the PRC is estimated at 1.2 billion people, 80% of whom live in the eastern half of the country. At the end of 1992, approximately 25% of the population resided in cities.

The government is organized pursuant to the Constitution. The National People's Congress (NPC), is the supreme legislative body and the Constitution provides for the election of members to the NPC and provides for the legalization of private companies and the rental of land use rights.

When the NPC is not in session, the Standing Committee carries out the duties of the NPC and supervises the State Council which is responsible for state administration. The State Council is headed by the Premier and is composed of departmental ministers, vice-premiers, and state councilors. The State Council is responsible for the operation of all ministries and commissions at the state level and the state administrative agencies at the local levels. An estimated sixty ministries, commissions, and "adhoc" organizations, together with The People's Bank of China, are under the administration of the State Council.

The PRC is administratively divided into provinces, autonomous regions, and government-controlled municipalities. The provinces and autonomous regions report directly to the State Council while the municipalities are administered by the Central PRC government (Beijing, Tianjin, and Shanghai). The autonomous regions are Inner Mongolia, Guangxi, Ningxia, Xinjiang, and Tibet. The provinces, autonomous regions, and government-controlled municipalities, in turn, are divided into prefectures, autonomous prefectures, counties, autonomous counties, and municipalities and townships. Local congresses exist at the provincial, county, municipal, and certain autonomous prefecture levels.

Although the NPC is the supreme legislative body in the PRC, it operates under the leadership of the Communist Party of the PRC, which has a central committee consisting of 175 full members.

Economic Development

The Chinese central government is in the process of changing from a centrally planned collective economy, with limited private ownership, into a "Socialist market economy"; as a result, economic initiatives are in a state of change. During the late 1980's and early 1990's, economic growth and change were substantial.

The PRC's "open door" policy and economic reform programs were formally adopted at the Third Plenary Session of the Party Central Committee of the 1 1 the National Party Congress in December, 1978. This marked a shift in the PRC economy from a rigid centralized system to a more decentralized economy, which included a reopening of foreign trade. Although the initial reform programs embraced comprehensive policies and long-term objectives, implementation has occurred gradually over the past fifteen years. The reform programs are intended to transform the economy into a market-oriented economy with an effective control system, a modern enterprise system and an equitable system of income distribution and social security.

China has developed and operated a centrally-planned economy, managed in part through a series of five-year economic and social development plans formulated by the State Council. Each five-year plan sets overall agricultural, industrial, financial, and other economic and social development targets. In implementing the five-year plans, the State Planning Commission establishes specific annual production and development targets, formulates and supervises the implementation of annual plans designed to achieve those targets, and approves major projects. Currently, there exists a five-year economic plan covering the period from 1991 to 1995, and a ten-year plan which covers the period to 2001.

Over the five-year period to 1993, the PRC experienced significant economic growth stimulated by the government's continued implementation of the economic reform policies initiated in 1978. Between 1988 and 1992, the annual real growth of gross national product was 8.1%. During the same period, gross domestic product growth averaged 8.1% per year and national income rose at an annual rate of 8.4%, supported by gains in industrial and agricultural gross output of 15.6% and 4.9% per year, respectively. Between 1988 and 1992, average income including non-wage income, increased by 23% in urban areas and 17.9% in rural areas.

Foreign capital investment, including foreign loans and direct foreign investment, increased from $10.2 billion in 1988 to $19.2 billion in 1992. During this same period, the aggregate of total imports and exports increased from $102.8 billion to $165.6 billion.

The PRC, historically, has had an agrarian economy. In 1992, approximately 74% of the labor force lived in rural areas. Since 1949, the government has fostered growth in industry and the construction sectors but recently, the services sector, including commerce, transportation, telecommunications, entertainment, tourism, and banking, has experienced substantial growth. In 1992, industry and construction accounted for approximately 48% of the gross domestic product; agriculture accounted for approximately 24%; and the services sector accounted for 28%. In 1992, China was the world's eleventh largest economy and the second largest in Asia in terms of GDP.

As a result of early initiatives to encourage growth through various means during the early 1990's including foreign investment, the economy "overheated" and several major cities experienced inflation of more than 20%. The central government has taken steps to restrain the pace of economic development and control inflation.

Some of the more recent measures instituted by the PRC central government include:

General

Development and implementation of a new legal framework. The concept of contract law in the PRC is vague. Governance is sometimes by regulations which are not publicized; a company may not know the rules under which it may operate;

Passage of a new business incorporation law effective July 1, 1994; Passage of a new income tax law on December 29, 1993, which was applicable to foreign enterprises effective January 1, 1994;

Introduction of new foreign exchange controls which were effective
March 31, 1994.

Import and Trade

A proposal by the central government to implement a phased reduction of import tariffs to an average of approximately 15%;

An undertaking by the government to release all documents about import and export management and to apply only those and regulations that are in the public domain as opposed to applying informal rules that are not available to foreign companies.

Economic Structure

The principal participants in the economy are state-owned enterprises which are wholly-owned by the people acting through the government; collective enterprises owned by local groups for which the government is not responsible for wages or similar obligations; businesses operated by private individuals; joint-stock companies, including those subject to varying degrees of state ownership; and enterprises owned at least 25% by foreign individuals or companies. In 1992, state-owned enterprises, located mostly in urban areas, accounted for approximately 48% of the PRC's total industrial gross output value, while collectively-owned enterprises, predominantly located in rural areas, accounted for approximately 38%.

Although increasing in absolute terms, gross industrial output value contributed by state-owned enterprises has been declining in percentage terms due to the rapid growth of other sectors. The fastest growing sectors of the economy have been joint-stock companies, foreign invested companies, and cooperative enterprises, with privately-owned enterprises and collectively-owned enterprises also growing rapidly. Township and village enterprises, a form of small-scale collectively-owned enterprise developed primarily in townships and rural areas after the 1978 reform, accounted for approximately 97% of the industrial gross output value of all collectively-owned enterprises in 1992.
These have been a vibrant segment of the economy with the total gross industrial output value increasing from 25% to 37% of the PRC total over the period from 1988 to 1992.

On January 1, 1994, the PRC government implemented a managed-floating-rate system under which the currency, called Renminbi, though still not freely convertible, is allowed to float within limits against other currencies based on market forces. Several new tax regulations came into effect on January 1, 1994 that are designed to introduce uniformity, simplicity, and fairness into the taxation system and to clarify the fiscal relationships between the PRC government and state-owned enterprises and between the central and local governments.

Foreign Investment

As part of its reopening to foreign trade in 1978, the PRC embarked upon a policy of allowing foreign investors to establish certain types of business enterprises in the PRC. Since then, a broad range of related laws, administrative rules and regulations have been adopted that provide a framework within which foreign investment activities can be effectively conducted and regulated. Up to 1994, over 180,000 foreign enterprises have come into existence.

Such foreign enterprises have taken one of three forms; equity joint-ventures, cooperative joint-ventures, and wholly foreign-owned enterprises.

Equity Joint-Ventures

An equity joint-venture is a limited liability company, incorporated and registered in the PRC, with a foreign entity as one party and a PRC entity as the other party. An equity joint-venture is a PRC legal entity which has the right to own, use, and dispose of personal property. The parties share in the investment risk and profits of the joint-venture in proportion to their respective contribution in same. At the end of the joint-venture period, the Chinese partner typically has the option to purchase the foreign partners' share in the joint-venture at fair market value.

Cooperative Joint-Ventures

In contrast to equity joint-ventures, cooperative joint-ventures are not necessarily PRC legal entities, although many have such status. If a cooperative joint-venture is not a PRC legal entity, each PRC and foreign party is responsible for paying its own taxes on profits derived from the venture and bears its own liability of risks and losses. Parties may use equipment, materials, and services as investments without such contribution being expressed in monetary terms and accordingly, may determine any method of profit distribution as they see fit. At the end of the cooperative joint-venture period, the foreign partner typically turns over its interest in the venture to the PRC partner who assumes complete control of the operations.

Wholly Foreign-Owned Enterprises

A wholly foreign-owned enterprise is owned completely by one or more foreign investors using their own capital and does not involve any PRC parties. The enterprise is a PRC legal entity under PRC law and must generally be an enterprise, which either utilizes advanced technology or which exports 50% or more of its products. The establishment of wholly foreign-owned enterprises is restricted or prohibited in certain specified business sectors such as media, trading companies, banking, insurance and telecommunications.

The Chinese government affords flexibility to foreign parties in managing such enterprises, including latitude in hiring and firing of workers, in setting levels of wages and systems of bonuses and allowances, in purchasing raw materials, and in marketing products.

General Issues

Attracting qualified staff for joint-venture operations can mean higher wages and operating costs than existing domestic Chinese operations. Nevertheless, compared to other developing countries, wage rates are considerably lower for joint-venture operations and typically range between $60 and $120 per month.

Joint-ventures usually involve a PRC entity and foreign partners and typically are established to generate foreign exchange earnings. Investments are controlled, resulting in a need for numerous documents, studies, and certificates. Export market potential and technologically advanced ventures tend to be favored. There can be restrictions on involvement in some industries as well as on specific aspects of a venture's operation. Trade, currency, and other regulations must be observed and documented. Foreigners are usually expected to supply capital, technical expertise, management skills, and technology. Tax incentives, material sourcing, and foreign exchange exists for some investments. The Chinese partner usually has supervisory authority with respect to the joint-venture's operations, however, the joint-venture company's Board of Directors decides all major issues, including the determination of policy relating to the distribution of profits.

Profit allocation is generally proportional to a partner's share of the registered capital and distributed according to the contract and articles of association of the venture. Most joint-ventures are for periods ranging from ten to thirty years, with most being fifteen years.

Business structures in the PRC use the concept of registered capital. This is the value contributed by partners and registered with Chinese authorities. Capital may be cash or, tangible or intangible assets, and is treated similarly by all joint-venture types. Value placed upon the capital depends upon the official exchange rate and the valuation agreed to by the partners or their jointly appointed valuator.

The fiscal year for Chinese regulatory reporting is the calendar year. Accounting books and statements must be kept in Chinese. Unaudited quarterly accounts and audited annual accounts must be submitted to the authorities. General tax rates on profits for joint-ventures usually are as follows:

Years one and two            zero
Years three to five        16 2/3%

Beyond year five, taxes are usually 33% of profits although special incentives exist for some locations, technologies, and industries. Taxes may be refunded on profits reinvested in China. Losses may be carried forward five years. Double taxation treaties exist with many nations.

Foreign Exchange

All foreign exchange movements in and out are subject to the approval of the People's Bank of China and the State Administration of Exchange Control (SAEC). Foreign currency loans from overseas banks must be registered with the SAEC. All foreign investments in the PRC must establish both local currency (Rmb) and foreign exchange accounts with the Bank of China. All receipts and disbursements of foreign exchange must pass through these foreign exchange accounts.

Foreign investors may repatriate capital but must go through a clearing process. Capital may be repatriated during operating periods if all parties agree and if all prior years' losses have been cleared, taxes have been paid, and contributions have been made to staff bonus and welfare funds, the enterprise funds, and the general reserve fund.

Prior to 1994, not only were two legal currency exchange rates in existence in China, but also, two units of currencies, the Foreign Exchange Certificate (FEC) and the Renminbi (Rmb). Foreigners and/or tourists entering China, had their foreign money exchanged for FEC's using the Official Rate. This Rate also applied to most government businesses. Commercial enterprises and all other trades, which account for over 90% of the money transactions, were conducted using the Swap Rate. In 1993, the Official Rate to the U.S. dollar was 5.6 FEC: $1.00 U.S., whereas the Swap Rate was 8.8 Rmb: $1.00 U. S.

Since January 1, 1994, the FEC has been discontinued and the official unit of Chinese currency is the Rmb. The 'old' Official Rate is no longer used and all currency conversions are now transacted at the Swap Rate, which floats in a narrow range.

The unification of the two rate system into one is China's effort to facilitate the move to have its currency traded in the international monetary marketplace. As China strides to become a major international trading partner, it is only a matter of time when its currency will find a place in the world money market. In Hong Kong, the Rmb is now readily accepted for value in many stores and convertible into most world currencies at major financial institutions.

Zhanjiang , Guangdong Province

Zhanjiang is a sea side city with a natural deep water port. It is located in the southwest part of Guangdong Province. Zhanjiang is one of the fourteen economic development zones approved by the State Council in Beijing. Zhanjiang lies in surrounded by three coastal provinces of Guangdong, Hainan and Guangxi.

Zhanjiang offers offers the shortest sea route from China to countries like Vietnam, Singapore and other Southeast Asia destinations.
Zhanjiang has its own airport and a railway system that connects it to all parts of China.

Letters of Intents.

On April 14, 1999, the Company entered into a letter of intent to acquire a majority interest in an Internet software development company
in Kuala Lumpur, Malaysia.   The letter of intent gives the Company an
exclusive period to acquire The MediaShoppe SdnBhd subject to the completion of the due diligence. The accounting firm of Hanifah Teo & Associates in Kuala Lumpur have been engaged in the due diligence which was completed in October, 1999. Negotiations on the acquisition terms are currently being conducted.

In June 1999, the Company entered into a letter of intent to purchase 60% of Zhanjiang Casonic Electronic Industrial Company Limited, a telephone manufacturing company in Zhanjiang, China for approximately
$4,390,000.   The Company has completed its due diligence and is
currently negotiating an adjustment to the purchase price. The closing was originally set at September 30, 1999 but has been verbally extended
indefinitely.   The Company intends to finance the purchase by issuing
convertible debentures and/or common shares.

In June 1999, the Company entered into a letter of intent subject to certain conditions to purchase 60% of Zhanjiang Kingstone Cable Enterprises Limited, a cable manufacturing company in Zhanjiang, China
for approximatley $3,500,000.   The Company has completed its due
diligence and currently negotiating an adjustment to the purchase price. The closing was originally set at September 30, 1999 but has
been verbally extended indefinitely.   The Company intends to finance
the purchase by issuing convertible debentures and/or common shares.

Seasonal Nature of Business Activities.   The Company's business
activities are not seasonal.


Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Company's products and services will be dependent on, among other things, market acceptance of the Company's concept, its proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of the Company's activities will be the receipt of revenues from the sales of its products and services, the Company's business operations, upon commencement, may be adversely affected by the Company's inability to obtain the necessary financing, competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   The Company requires substantial
capital in order to meet its ongoing corporate obligations and in order to continue and expand its current and strategic business plans.

For the nine months ended January 31, 2000, the Company issued common shares for $1,199,321 resulting in net cash provided by financing activities of $1,199,321.

For the nine months ended January 31, 1999, the Company received $584,250 from the sale of its common shares resulting in net cash provided by financing activities of $584,250.

For the period from inception to April 30, 1999, the Company sold its common shares for net proceeds of $670,000. As a result, the Company had net cash provided by financing activities of $697,000 for the period from inception to April 30, 1999.

The Company had net cash used in investment activities of $(263,905) in its investment in Guangzhou South China Telecommunications Investment Co.

For the nine months ended January 31, 2000, the Company made advances to affiliates of $(325,843) resulting in cash flows from investing activities of $(325,843).

For the nine months ended January 31, 1999, the Company had no investing activities.

For the period from inception to April 30, 1999, the Company had no investing activities.

Results of Operations.   For the nine months ended January 31, 2000,
the Company had a net loss of $(771,116).   The Company did not have
any revenues for that same period.   For the nine months ended January
31, 2000, the Company paid advertising expenses of $1,944, consulting fees of $429,321, courier of $163, bank charges of $1,086, automobile of $168, entertainment expenses of $778, exchange gains of $863, legal and accounting of $206,160, office supplies of $494, wage of $125,887, telephone of $1,322, travel and hotel of $8,936, transfer agent charges of $324.

For the nine months ended January 31, 1999, the Company had a net loss
of $(568,644).   The Company did not have any revenues for that same
period. For the nine months ended January 31, 1999, the Company paid bank changes of $1,945 , consulting fees of $290,232, general and administrative of $2,450, other fees of $157,978, professional fees of $96,108 and travel of $19,931.

For the period from inception to April 30, 1999, the Company had a net
loss of $740,706.   The Company did not have any revenues for that
same period.   For the period from inception to April 30, 1999, the
Company paid bank charges of $3,410, travel expenses of $43,963, professional fees of $162,730, general expenses of $15,905, consulting fees of $356,720 and other fees of $157,978.

Plan of Operation. The Company is not delinquent in any of its obligations even though the Company has generated no operating
revenues.   However, the Company continues its efforts to raise
capital.   The Company does not currently have sufficient capital to
expand operations for the next twelve months and will have to raise additional capital to meet its business objectives as well as 1934 Act
reporting requirements.   The Company intends to pursue its business
plan and meet its reporting requirements utilizing cash made available from advances revenues from its subsidiary and the private and future
public sale of its securities.   The Company's management is of the
opinion that revenues from the sales of its securities will be sufficient to pay its expenses until its business operations create revenue.

Other than described above, the Company does not expect significant changes in the number of employees during the next twelve months.

On a long-term basis, the Company's liquidity is dependent on expansion of operations, revenue generation, additional infusions of
capital and potential debt financing.   The Company management believes
that additional capital and debt financing in the short term will allow it to commence its business plan and thereafter result in revenue and greater liquidity in the long term. However, there can be no assurance that the Company will be able to obtain the needed additional equity or debt financing in the future.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company's executive offices consist of approximately 300 square feet, located at 16th Floor, 25A, Fontana Gardens, Tai Hang Road,
Causeway Bay, Hong Kong.   The offices are provided free of charge to
the Company by Zhanjiang Kingtone Cable Enterprises.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There are currently 18,153,200 Common Shares outstanding.   The
following tabulates holdings of shares and other securities of the Company by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

                        Shareholdings

                                                     Percentage of
                              Number & Class(1)       Outstanding
Name and Address                  of Shares          Common Shares
William W.M. Ko
16th Floor, 25A
Fontana Gardens
Causeway Bay, Hong Kong           312,000                  1.72%

Jack Augsback
580 Village Boulevard
Suite 140
West Palm Beach, FL 33409              0                       0%

Directors and Officers
  as a group
   (2 persons)                   312,000                    1.72%




(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors.  The following persons listed below have been retained to provide services as director until the qualification and election of his successor.  All holders of Common Stock will have the right to vote for Directors of the Company.  The Board of Directors has
primary responsibility for adopting and reviewing implementation of the business plan of the Company, supervising the development business plan, review of the officers' performance of specific business functions.  The Board is responsible for monitoring management, and from time to time, to revise the strategic and operational plans of the
Company.    Directors receive no cash compensation or fees for their
services rendered in such capacity. The directors will serve until the next annual meeting scheduled for the fourth quarter of 2000.

The Executive Officers and Directors are:

Name                          Position                Term(s) of Office

William W.N. Ko, age 32   President, Chief Executive     November 1998
                         Officer,
                         Secretary Chief Financial     January 6, 2000
                         Director, Controller              to present

Jack Augsback, age 56           Director                  July 1999

William Ko will devote approximately 100% of his time to the business.

Mr. Ko is serving a five year term as a director.   Mr. Augsback is
serving two year terms as directors.

RESUMES

Willliam W.N. Ko.   From November 1998 to present, Mr. Ko has been
President, Chief Executive Officer and Director of the Company.   From
April 1997 to April 1998, Mr. Ko was a Director of APAC
Telecommunications Corporation, a telecommunications company.   From
January 1994 to April 1997, Mr. Ko was a Director and Manager of BC
Garment Factory Limited, a clothing distributor.   Mr. Ko graduated in
1989 from the University of British Columbia, Vancouver, Canada with a
Bachelor of Commerce degree in Accounting.   He obtained the Canadian
Certified Management Accountants designation in 1995.

Jack Augsback.   Mr. Augsback has been a director of the Company since
July 1999.   For the last five years, Mr. Augsback has been President
and Chief Executive Officer of Jack Augsback & Associates, Inc., Jack Augsback & Co., Inc. and Managing Partner of Jack Augsback & Co. LLC. These companies are all in the financial consulting and investor
relations business.   Mr. Augsback graduated from Miami University with
a Bachelor of Science degree in Economics.   He received a MBA in
Quantivie Economics from the Miami Graduate School of Business and MBAs in Finance and Economics from the St. Moritz University.

Remuneration.   During the year ended April 30, 1999, the Company was
charged $36,000 for management services by William Ko, an officer and a
director of the Company, of which $9,000 was payable at year end.   In
July 1999 the Company entered into an employment contract with this individual to continue providing services to the Company for a minimum
of $143,000 per annum for five years.   The contract may be terminated
by either party with 6 months notice.   Under the terms of employment,
Mr. Ko is entitled to 500,000 stock options annually for 5 years.
These options are exercisable at $.50 per share.   The option to
acquire shares, if not exercised in the year granted, can be carried forward to subsequent years of the employment contract.

During the year ended April 30, 1999, the Company was charged $32,000 for management services by Michael Tan, a shareholder of the Company,
of which $8,000 was payable at year end.   In July 1999, the Company
entered into an employment agreement with this individual to continue providing management services to the Company for a minimum of $104,000
per annum for five years.   The contract may be terminated by either
party with six months notice. Under the terms of employment, the shareholder is entitled to 500,000 stock options annually for five
years.   These options are exercisable at $.50 per share.   The option
to acquire shares, if not exercised in the year granted, can be carried forward to subsequent years of the employment contract.

Jack Augsback, a director of the Company shall receive 225,000 stock options to purchase shares of the Company upon assisting the Company in
raising $4,000,000 in financing.   The stock options shall be
exercisable at $.50 per share for a period of five years.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Contract.   On May 12, 1998, the Company entered into a
management contract with Joist Management Ltd. under which Joist Management Ltd. would provide administrative and general office services to the Company at a rate of $10,000 per month until May 31,
1999, unless terminated with 5 days notice by either party.   Current
management believes none of the shareholders, directors or officers of
Joist Management Ltd. are shareholders of Belair.   In November 1998,
the contract was terminated.   The Company paid a total of $120,000 to
Joist Management Ltd. from may 1998 to November 1998 for its management services.

In September 1999, a director lent the Company approximately $32,000. The loan is repayable on demand and bears interest at 8% per annum. The loan is convertible at the director's option into common shares of the Company at $0.60 per share.

Consulting Fees to Shareholders.   In November 1998, the Company paid
consulting fees totally $97,500 to two shareholders of the Company. The shareholders provided services to the Company.

During the year ended April 30, 1999, the Company paid a consulting fee of $50,000 to APAC Telecommunications Corporation, a company with common shareholders and directors.

During the year ended April 30, 1999, the Company paid a fee of $157,978 to Joist Management Ltd., a company which current management believes may have common shareholders or be related to prior management or connect to Joist Management Ltd.

On April 30, 1999, the Company purchase 100% of Bickmore Holdings, Inc. from a relative of Wiliam Ko, a director of the Company for $1.00. Bickmore holdings, Inc. did not have any assets, liabilities, revenue or expenses as of April 30, 1999.

On November 10, 1998, the Company entered into an agreement with Jack Augsback & Company, a company controlled by Jack Augsback who become a director of the Company on July 21, 1999. Under this agreement, Jack Augsback and Company would provide sources of corporate financing to the Company in exchange for the payment of finders fees on the successful completion of any financing transactions brought in by Jack
Augsback and Company.   The agreement terminates on December 31, 1999

ITEM 8.  DESCRIPTION OF SECURITIES

Qualification.   The following statements constitute brief summaries of
the Company's Certificate of Incorporation and Bylaws, as amended.
Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

Common Shares. The Company's articles of incorporation authorize it to issue up to 30,000,000 Common Shares, $.001 par value per Common Share. All outstanding Common Shares are legally issued, fully paid and non-assessable.

Liquidation Rights.   Upon liquidation or dissolution, each outstanding
Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of Common Shares of the Company are entitled
to voting rights. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common Shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent. Interwest Transfer Company, Inc., Salt Lake City, Utah acts as the Company's transfer agent.

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock began trading on November 10, 1998.   Until
October 7, 1999, the Company's Common Stock was listed for trading under the symbol "BLAI" in the over-the-counter market on the OTC Bulletin Board maintained by the NASD. After that date, the Company's Common Stock has been listed on the "pink sheets."

The following table sets forth the range of high and low bid quotations for the Company's common stock for each quarter since the Company commenced trading as reported on the NASD Bulletin Board by the
Company's market makers.    The quotations represent inter-dealer
prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

        Quarter  Ended                   High  Bid              Low Bid
              January 31, 1999              -                       -
              April 30, 1999             $1.50                  $2.3125
              July 31, 1999              $.625                  $.6875
              October 31, 1999           $.375                   $.375
              January 31, 2000           $.375                   $.375
              April 30, 2000             $.375                   $.375

The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of January 31, 2000, the number of shareholders of the Company was 44.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

At inception, the Company authorized the issuance of 1,500,000 Common Shares at $.001 per share (an aggregate of $1,500 cash) to the following:

Name                      Amount of Shares
Terry Woo                    500,000
Haliun Hongorzul             250,000
Tak Hing Lam                 250,000
Siu Hing Chan                250,000
Chiam Ai Ngoh                250,000

These issuances were made pursuant to an exemption from registration
under Section 4(2) of the Securities Act of 1933.   These issuances
were made to sophisticated investors who had an ongoing relationship with the Company.

During May 1998, the Company pursued an offering of 4,000,000 Common
Shares at $.01 per Common Share under Rule 504 of Regulation D.   The
offering was approved and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange
Commission.   The Company received gross proceeds of $40,000 cash.

Name                      Amount of Shares
Enrique Yon                   260,000
Khin Chong                    250,000
Hsiao Wei Li                  250,000
Kam Chun Hui                  260,000
Sui Tong Chan                 260,000
Kwok Tim Leung                260,000
Chi Jen Chen                  250,000
Lillian Wong                  230,000
Tun Sze Tang                  230,000
Kum Peng Lee                  230,000
Richard Tan                   230,000
Choilon Khulan                260,000
Kar Chun Chow                 260,000
Rita Meiyi Fang               260,000
Anna Fon                      250,000
Sodgerel Suren                260,000

During July 1998, the Company pursued an offering of 67,000 Common
Shares at $3.00 per Common Share under Rule 504 of Regulation D.   The
offering was approved and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange
Commission.   The Company received gross proceeds of $201,000 cash.

Name                     Amount of Shares
Mun Soo Chun                   2,000
Wendy Yu                       2,000
Joanne Wood                    2,000
Justina Mark                   2,000
Benjamin Ka Yuen Cheng         3,000
Hitomi Gilliam                 1,000
Sue Kah Wone                   5,000
Suyan Ponich                   3,000
Richard Hung Fai Kwan          3,000
Kum Peng Lee                   7,000
Chi Jen Chen                   7,000
Bailey Wang                    8,000
Lillian Wong                   8,000
Philip Wong                    8,000
Dr. Shuryo Nakai               1,000
Kam Chun Hui                   2,000
KY Matthews                    3,000

In December  1998, the Company pursuant an offering of 130,000 Common
Shares at $2.80 per Common Share under Rule 504 of Regulation D.   The
offering was approved and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange
Commission.   The Company received gross proceeds of $364,000

Name                    Amount of Shares
Lim Cher Kia                 100,000
Anthony Heng                  10,000
Tan Tian Hin Jerry            20,000

On June 1999, the Company issued 50,000 Common Shares for cash proceeds
of $112,500 to Lim Chai Huat.   This issuance was made pursuant to an
exemption from registration under Section 4(2) of the Securities Act of
1933.   The issuance was made to a sophisticated investor who had an ongoing relationship with the Company.

On June 28, 1999, the Company issued 250,000 Common Shares to Shenzhen Dragon Investments at $2.00 per share ($500,000) in relation to an agreement entered into by its wholly owned subsidiary, Tampa Bay
Investments, Limited.   These shares are currently held in escrow
pending completion of the acquisition of a China Telecommunications
Company.   This issuance was made pursuant to an exemption from
registration under Section 4(2) of the Securities Act of 1933.   The
issuance was made to sophisticated investors who had an ongoing relationship with the Company.

On June 28, 1999, the Company issued 624,000 Common Shares to William Ko and Tardjo Halim (312,000 each) as consideration for Mr. Ko and Tardjo Halim utilizing a portion of their shares as payment to unrelated third parties for services to be rendered to the Company. This issuance was made pursuant to an exemption from registration under
Section 4(2) of the Securities Act of 1933.   These issuances were made
to sophisticated investors who had an ongoing relationship with the Company.

On July 21, 1999, 500,000 Common Shares were issued to William Lai as partial payment on the possible acquisition of the Zhanjiang Casonic Electronic industrial Company Limited and Zhanjiang Kingstone Cable Enterprises Limited.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                                      PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Belair Enterprises, Inc. Unaudited Balance Sheet dated January 31, 2000 Belair Enterprises, Inc. Unaudited Statement of Operations for the nine months ended January 31, 2000 and 1999
Belair Enterprises, Inc. Unaudited Statement of Cash Flows for the nine months ended January 31, 2000 and 1999
Belair Enterprises, Inc. Notes to Unaudited Consolidated Financial
Statements

Independent Auditor's Report dated March 23, 2000
  Consolidated Balance Sheets - April 30, 1999
Consolidated Statement of Operations for the year ended April 30, 1999 Consolidated Statement of Changes In Stockholders' Equity for the year ended April 30, 1999
Consolidated Statement of Cash Flows for the Year Ended April 30, 1999 Notes to Consolidated Financial Statements

                Belair Enterprises, Inc.
             (A Development Stage Company)
                     Balance Sheet

                                                     January 31, 2000
                         ASSETS
Current assets:
  Cash                                                    $    522,966
  Stock subscriptions receivable                               286,379
  Accrued interest receivable                                        2
  Prepaid expenses                                                   -
                                                           -----------
      Total current assets                                     809,347

Acquisition deposits                                           825,000
Advances to affiliates                                         325,843
                                                          ------------
                                                         $   1,960,190

          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                       $      41,671
  Accounts payable - related party                              32,256
                                                          ------------
      Total current liabilities                                 73,927

 Common stock, $.001 par value,
  30,000,000 shares authorized,
  18,153,200 shares issued and outstanding                      18,153
 Additional paid in capital                                  3,386,947
 Accumulated deficit                                        (1,518,837)
                                                          ------------
                                                             1,886,263
                                                          ------------
                                                         $   1,960,190



See accompanying notes to consolidated financial statements.

            Belair Enterprises, Inc.
         (A Development Stage Company)
            Statements of Operations
                  (Unaudited)

                                                 Nine Months                 Period From
                                                    Ended                    Inception To
                                                 January 31,   January 31,   January 31,
                                                     2000          1999          2000
 General and administrative expenses             $  280,047   $  143,166     $  528,292
 General and administrative expenses
  - related parties                                 497,400      425,478        990,878
                                                  ---------     --------      ---------
                                                    777,447      568,644      1,519,170
                                                  ---------     --------      ---------

                                                   (777,447)    (568,644)    (1,519,170)

Other income and (expense):
 Interest income                                        331         -               333
                                                  ---------     --------     ----------
                                                        331         -               333
                                                  ---------     --------     ----------

(Loss) before income taxes                         (777,116)    (568,644)    (1,518,837)
Provision for income taxes                             -            -              -
                                                  ---------     --------     ----------

  Net (loss)                                     $ (777,116)   $(568,644)   $(1,518,837)
                                                 ==========    =========    ===========
Per share data
 Basic and diluted loss per share                $     (.10)   $    (.11)   $      (.23)
                                                 ==========    =========    ===========
 Weighted average shares outstanding              8,053,244     5,158,000     6,478,200
                                                 ==========    ==========   ===========







See accompanying notes to consolidated financial statements.

               Belair Enterprises, Inc.
             (A Development Stage Company)
               Statements of Cash Flows
                      (Unaudited)

                                                                 Nine Months            Period From
                                                                    Ended              Inception To
                                                         January 31,     January 31,     January 31,
                                                             2000            1999           2000
Net income (loss)                                       $  (777,116)    $  (568,644)   $ (1,518,837)
  Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Stock and options issued for services                    397,400            -            397,400
   Compensation value of stock issued at discount              -               250              250
Changes in assets and liabilities:
    (Decrease) increase in accrued interest receivable         -               -                 (2)
    (Decrease) increase in prepaid expenses                     355            -               -
    Increase (decrease) in accounts payable                  24,899          17,000          41,671
    Increase (decrease) in accounts payable - related         3,584            -             32,256
                                                         ----------        --------     -----------
       Total adjustments                                    426,238          17,250         471,575
                                                         ----------        --------     -----------
  Net cash (used in)
   operating activities                                    (350,878)       (551,394)     (1,047,262)

Cash flows from investing activities:
   Advances to affiliates                                  (325,843)           -           (325,843)
                                                         ----------        --------     -----------
  Net cash provided by
   financing activities                                    (325,843)           -           (325,843)

Cash flows from financing activities:
   Proceeds from the sale of common stock                 1,199,321         584,250       1,896,071
                                                         ----------        --------     -----------
  Net cash provided by
   financing activities                                   1,199,321         584,250       1,896,071
                                                         ----------        --------     -----------

Increase (decrease) in cash                                 522,600          32,856         522,966
Cash and cash equivalents,
 beginning of period                                            366            -               -
                                                         ----------        --------     -----------
Cash and cash equivalents,
 end of period                                          $   522,966       $  32,856         522,966





See accompanying notes to consolidated financial statements.

Belair Enterprises, Inc.
Notes to Unaudited Financial Statements
January 31, 2000

Basis of presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions incorporated in Regulation 10-SB of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation have been included.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's financial statements for the year ended April 30, 1999, included elsewhere herein.

Basic loss per share was computed using the weighted average number of common shares outstanding.

During the nine months ended January 31, 2000, the Company issued an aggregate of 11,032,200 shares of its common stock for cash of $485,700 of which $286,379 was paid subsequent to January 31, 2000. Additionally, the Company issued an aggregate of 624,000 shares of its common stock for services provided to the Company. The Company valued the securities issued at the amounts paid by cash investors nearest the dates during which the services were provided to the Company.
The Company also recognized $300,000 of compensation value associated with options granted to officers in connection with employment contracts entered into during July 1999. The 1,000,000 options granted are exercisable at $.50 per share and were issued at a time when outside investors paid $.80 per share for the Company's stock.

On July 21, 1999, 500,000 restricted common shares were issued as partial payment on the possible acquisition of the Zhanjang Casonic Electronic Industrial Company Limited and Zhanjiang Kingstone Cable Enterprises Limited at $0.65 per share. The shares are restricted from trading for one year from date of issuance. The shares are not refundable should the acquisition not be completed.

On June 28, 1999 Belair issued 250,000 restricted common shares at $2 per share (total $500,000) as earnest money under the agreement. These shares are currently held in safe keeping by Belair's lawyers. Should the investment not be completed, the earnest money is fully refundable.

INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
Belair Enterprises, Inc.
(A Development Stage Company)

We have audited the consolidated balance sheet of Belair Enterprises, Inc. as of April 30, 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended, which includes the period from inception to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Belair Enterprises, Inc. as of April 30, 1999, and the results of its operations and cash flows for year then ended which includes the period from inception to April 30, 1999, in conformity with generally accepted accounting principles.




                       James E. Scheifley & Associates, P.C.
                          Certified Public Accountants

Denver, Colorado
March 23, 2000

               Belair Enterprises, Inc.
             (A Development Stage Company)
                     Balance Sheet

                                                      April 30, 1999
                        ASSETS
Current assets:
  Cash                                                  $       366
  Accrued interest receivable                                     2
  Prepaid expenses                                              355
                                                        -----------
      Total current assets                                      723

                                                        $       723

         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                      $    16,772
  Accounts payable - related party                           28,672
                                                        -----------
      Total current liabilities                              45,444


 Common stock, $.001 par value,
  30,000,000 shares authorized,
  5,747,000 shares issued and outstanding                     5,747
 Additional paid in capital                                 691,253
 Accumulated deficit                                       (741,721)
                                                            (44,721)
                                                        -----------
                                                        $       723



See accompanying notes to consolidated financial statements.

              Belair Enterprises, Inc.
            (A Development Stage Company)
               Statement of Operations

                                                       Year Ended
                                                       April 30,
                                                          1999


 General and administrative expenses                    $   248,245
 General and administrative expenses - related parties      493,478
                                                        -----------
                                                            741,723
                                                        -----------
                                                           (741,723)

Other income and (expense):                                       2
 Interest income                                        -----------
                                                                  2

(Loss) before income taxes                                 (741,721)
Provision for income taxes                                     -
                                                        -----------
  Net (loss)                                          $    (741,721)

Per share data
 Basic and diluted loss per share                     $       (0.14)

 Weighted average shares outstanding                      5,296,917





See accompanying notes to consolidated financial statements.

            Belair Enterprises, Inc.
         (A Develpoment Stage Company)
  Statement of Changes in Stockholders' Equity
       For the Year Ended April 30, 1999

                                                                                   Additional
                                                    Common Stock                    Paid-in       Accumulated
                                                     Shares          Amount         Capital        (Deficit)         Total
Shares issued at inception for cash, May 1998 at    1,500,000     $   1,500       $    (250)      $    -          $   1,250
Compensation value of shares issued at discount                                         250                             250

Shares issued for cash
  June 1998 at $.01                                 4,000,000         4,000          36,000                          40,000
  August 1998 at $3.00                                 67,000            67         200,933                         201,000
  October 1998 at $2.80                               130,000           130         363,870                         364,000
  April 1999 at $2.25                                  50,000            50         112,450                         112,500

Expenses related to stock sales                                                     (22,000)                        (20,000)

Net (loss) for the year                                                                            (741,721)       (741,721)
                                                   ----------     ---------       ---------       ---------       ---------
Balance, April 30, 1999                             5,747,000     $   5,747       $ 691,253       $(741,721)      $ (44,721)



See accompanying notes to consolidated financial statements.

                Belair Enterprises, Inc.
              (A Development Stage Company)
                 Statement of Cash Flows

                                                               Year Ended
                                                               April 30,
                                                                  1999

Net income (loss)                                            $   (741,721)
  Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
   Compensation value of stock issued at discount                     250
Changes in assets and liabilities:
    (Decrease) increase in accrued interest receivable                 (2)
    (Decrease) increase in prepaid expenses                          (355)
    Increase (decrease) in accounts payable                        16,722
    Increase (decrease) in accounts payable - related parties      28,672
                                                              -----------
       Total adjustments                                           45,337
  Net cash (used in)                                          -----------
   operating activities                                          (696,384)
                                                              -----------

Cash flows from financing activities:
   Proceeds from the sale of common stock                         696,750
                                                              -----------
  Net cash provided by
   financing activities                                           696,750

Increase (decrease) in cash                                           366
Cash and cash equivalents,
 beginning of period                                                    -
                                                              -----------
Cash and cash equivalents,
 end of period                                                $       366





See accompanying notes to consolidated financial statements.

                Belair Enterprises, Inc.
              (A Development Stage Company)
                 Statement of Cash Flows
                                                     Year Ended
                                                     April 30,
                                                        1999

Supplemental cash flow information:
   Cash paid for interest                            $    -
   Cash paid for income taxes                        $    -








See accompanying notes to consolidated financial statements.

Belair Enterprises, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
April 30, 1999

Note 1. Organization and Summary of Significant Accounting Policies.

Belair Enterprises, Inc. (Belair) was incorporated in the State of Nevada on May 12, 1998. The Company is considered to be in its development stage and plans to engage in the telecommunications business. Subsequent to April 30, 1999, the Company entered into several agreements to develop its interests in this industry in the Peoples Republic of China and in South
East Asia.

     Principals of Consolidation:
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Bickmore Holdings, Inc., a Commonwealth of the Bahamas company. All inter-company balances and transactions have been eliminated in the consolidated financial statements.


      Cash:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

     Estimates:
The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates


     Fair value of financial instruments
The Company's short-term financial instruments consist of cash and cash equivalents, accounts and loans receivable, and payables and accruals. The carrying amounts of these financial instruments approximate fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and accounts receivable, trade. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit
covered by the Federal Deposit Insurance Corporation.   The Company
does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments

Foreign Currency Translation
Monetary assets and liabilities are translated at the rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at rates prevailing at the respective transaction date while revenue and expenses are translated at an average rate. Foreign currency gains and losses arising on transactions are included in income. The Company's functional currency during the year ended April 30, 1999 was the U.S. dollar.

New Accounting Pronouncements
SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions that would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement and therefore the reported net loss is equivalent to comprehensive net loss.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.

Effective in 1998, the Company adopted SOP 98-1, however the Company has not incurred costs to date that would require evaluation in accordance with the SOP.

Effective December 31, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position. To date, the Company has not operated in any planned business activity.

Effective December 31, 1998, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations or financial position.

The Company has not initiated benefit plans to date that would require disclosure under the statement.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

During 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 - Reporting on the Costs of Start-Up Activities. The statement is effective for fiscal years beginning after December 15, 1998 and requires that the cost of start-up activities, including organization costs be expensed as incurred. The Company adopted the statement upon its inception and has charged $450 of organization costs to expense during the period ended December 31, 1999.

Note 2.  Stockholders' Equity.

In May 1998, the Company sold 1,500,000 shares of its common stock to five individuals for cash at $.001 per share except that one shareholder paid $.0005 for 500,000 of the shares. The difference ($250) between the price paid by this shareholder and the others who purchased stock at $.001 per share has been accounted for as compensation expense by the Company.

During the period from June 1998 through April 1999, the Company sold an aggregate of 4,427,000 shares of its common stock to unrelated investors at prices from $.01 per share to $3.00 per share. The Company received gross proceeds of $717,500 from the stock sales and paid $22,000 of expenses related to the stock offerings.

The Company had no outstanding warrants or options for the purchase of its stock outstanding at April 30, 1999, however options were granted subsequent to that date. See Note 4.

Note 3. Income taxes.

The Company has not provided for income taxes for the years ended
April 30, 1999 due to an operating loss.

The Company has a net operating loss carryforward available to offset future taxable income of approximately $741,000 that expires in the year 2014.

The Company has fully reserved the deferred tax asset (approximately $252,000) that would arise from the loss carryforward since it is more likely than not that the Company will not sustain a level of operations that will provide sufficient taxable income to utilize the loss to reduce taxes in future periods.

Note 4. Related Party Transactions.

On May 12, 1998, Belair entered into a management contract with Joist Management Ltd. under which Joist Management Ltd. would provide administrative and general office services to Belair at a rate of $10,000 per month until May 31, 1999, unless terminated with 5 days notice by either party. Current management believes none of the shareholders, directors or officers of Joist Management Ltd. are
shareholders of Belair.   In November 1998, the contract was
terminated. Belair paid a total of $120,000 to Joist Management Ltd. from May 1998 to November 1998 for its management services.

In November 1998, Belair paid consulting fees totaling $97,500 to two shareholders.

During the year, Belair was charged $36,000 for management services by a director of the company, of which $9,000 was payable at year-end.
In July 1999, Belair entered into an employment contract with this individual to continue providing services to Belair for a minimum of $143,000 per annum for five years. The contract may be terminated by either party upon six months notice. Under the terms of employment, the director is entitled to 500,000 stock options annually for 5 years. These options are exercisable at $0.50 per share. The option to acquire shares if not exercised in the year granted can be carried forward to subsequent years of the employment contract.

During the year, Belair was charged $32,000 for management services by a shareholder of the company, of which $8,000 was payable at year-end. In July 1999, Belair entered into an employment agreement with this individual to continue providing management services to Belair for a minimum of $104,000 per annum for five years. The contract may be terminated by either party upon six months notice. Under the terms of employment, the shareholder is entitled to 500,000 stock options annually for 5 years. These options are exercisable at $0.50 per share. The option to acquire shares if not exercised in the year granted can be carried forward to subsequent years of the employment contract.

During the year, Belair paid a consulting fee of $50,000 to a company with common shareholders and directors.

During the year, Belair reimbursed $157,978 to one of its directors for amounts that he paid to several individuals for services at the request of the prior management.

On April 30, 1999, Belair purchased 100% of Bickmore Holdings Inc. from a relative of a director of Belair for $1. Bickmore Holdings Inc. had no assets, liabilities, revenue or expenses at April 30, 1999 and for the year then ended.

On November 10, 1998, Belair entered into an agreement with a company controlled by an individual who became a director of Belair on July 21, 1999. Under this agreement, the company would provide sources of corporate financing to Belair in exchange for the payment of finder's fees on the successful completion of any financing transactions this company bring in. The agreement terminated on December 31, 1999.

Note 5. Supplemental Statement of Operations Information.

During the year ended April 30, 1999, the Company incurred $741,723 of general and administrative expenses respectively, the components of which are as follows:

                                         1999

Consulting expense                $   356,720
Travel expense                         28,699
Professional fees	                     162,730
Stockholder expenses                  157,978
Entertainment                          15,265
Other expenses                         20,331
                                    --------
                                  $   741,723

Note 6. Subsequent Events.

In May 1999, Belair incorporated a wholly owned subsidiary, Tampa Bay Investments Limited, a British Virgin Island company. In August 1999 Belair entered into an agreement through Tampa Bay Investments Limited, to acquire a 49% interest for $11,500,000, with an option to acquire a further 2% interest for no more than $1,500,000, in a China telecommunications company. The agreement does not have a specific closing date, as a number of conditions must first be completed. On June 28, 1999 Belair issued 250,000 restricted common shares at $2 per share (total $500,000) as earnest money under the agreement. These shares are currently held in safe keeping by Belair's lawyers. Should the investment not be completed, the earnest money is fully refundable.

Belair also has advanced $813,905 through March 23, 2000 as partial payment on the investment. Should the investment not be completed, the $500,000 is fully refundable.

In addition, Belair management anticipates paying a finders fee on the completion of the agreement to a maximum of $2,000,000 subject to completion. Management maintains that no agreement exists regarding this possible finders fee. Belair management also anticipates paying an additional $10,000,000 in common shares at a price in the range of $2.00 to $2.50 per share and may also lend the China telecommunication company $3,000,000 at unspecified terms. The terms of both the finders fees, additional $10,000,000 common shares and $3,000,000 loan are still under negotiations. Management of Belair maintains that both the additional $10,000,000 in common shares and the $3,000,000 loan forms an integral part of Belair's ability to complete the original agreement to purchase the 49% interest in the company and the original agreement will not be completed until these additional items are resolved.

In June 1999, Belair entered into an agreement to purchase 60% of Zhanjiang Casonic Electronic Industrial Company Limited, a telephone manufacturing company in Zhanjiang, China, for approximately $4,390,000. Belair has completed its due diligence and consequently is in the process of negotiating an adjustment to the purchase price. The agreement was to be completed by September 30, 1999 but has been verbally extended indefinitely.

In June 1999, Belair entered into an agreement subject to certain conditions to purchase 60% of Zhanjiang Kingstone Cable Enterprises Limited, a cable manufacturing company in Zhanjiang, China, for approximately $3,500,000. Belair has completed its due diligence and consequently is in the process of negotiating a reduction of the purchase price. The agreement was to be completed by September 30, 1999 but has been verbally extended indefinitely.

On July 21, 1999, 500,000 restricted common shares were issued as partial payment on the possible acquisition of the Zhanjang Casonic Electronic Industrial Company Limited and Zhanjiang Kingstone Cable Enterprises Limited at $0.65 per share. The shares are restricted from trading for one year from date of issuance. The shares are not refundable should the acquisition not be completed.

Subsequent to April 30, 1999, Belair allotted 500,000 common shares to an individual who is connected with the Zhangjiang Casonic Electronic Industrial Company Limited and Zhangjiang Kingstone Cable Enterprises Limited for cash proceeds of $0.65 per share (total $325,000). As at March 23, 2000, these shares had been issued.

In September, 1999, a director lent Belair approximately $32,000.
The loan is repayable on demand and bears interest at 8% per annum. The loan is convertible at the director's option into common shares of Belair at $0.60 per share.

On November 18, 1999, Belair released a news report that Belair had finalized a Memorandum of Intent pending both shareholders and directors approval, for Southland Financial, Inc. ("Southland") to acquire Belair and its telecommunications assets in the People's Republic of China in exchange for Southland shares. A formal agreement has not been finalized.

On June 13, 1999, Belair entered in to an agreement with a company whereby the company would provide advertising services worth $100,000 in exchange for 133,333 free trading common shares and 133,333 restricted common shares. On July 19, 1999, 50,000 of the restricted common shares were issued for the equivalent of $18,750 of services.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3)  Charter and By-Laws
(4)  Instruments defining the rights of security holders
(10) Material Contracts
(27) Financial Data Schedule

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1)    Articles of Incorporation
(3.2)    Bylaws
(4)      Common Stock Certificate
(10)    Agreement between Kartek International Holdings Limited,
        Zhanjiang Post Bureau, Zhanjiang Telecommunications Bureau and Bickmore Holdings, Inc. dated June 22, 1999.
(27)     Financial Data Schedule

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Belair Enterprises, Inc., Inc.

Date: May 12, 2000                      /s/ William W.M. Ko
                                       -------------------------
                                       By: William W.N. Ko, President